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Holland & Knight LLP | www.hklaw.com

Kevin M. Houlihan

(202) 469-5269

kevin.houlihan@hklaw.com

October 14, 2014

Via EDGAR

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Shore Bancshares, Inc. Form 10-K for the fiscal year ended December 31, 2013 Filed March 20, 2014 (File No. 000-22345)

On behalf of Shore Bancshares, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated September 29, 2014 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 that the Company filed with the Commission on March 20, 2014 (the “Form 10-K”).

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies – Loans, page 56

1.	Please provide us with and revise future filings to include the following as it relates to your troubled debt restructurings (TDRs):

•	A description of how you identify loans to be restructured;

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami | New York Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Mr. Todd K. Schiffman

October 14, 2014

RESPONSE:

Past due, transitional, special mention and adversely classified loans are monitored on a regular basis. Loans are identified to be restructured when signs of impairment arise such as borrower interest rate reduction request, slowness to pay, or when an inability to repay becomes evident. The terms being offered are evaluated to determine if they are more liberal than those that would be indicated by policy or industry standards for similar, untroubled credits. In those situations where the terms or the interest rates are considered to be more favorable than industry standards or the current underwriting guidelines of the Company’s banking subsidiaries, the loan is classified as a TDR.

•	The total amount of loans classified as TDRs at each period end separately identifying, by loan type, both those on accrual and non-accrual status, as well as any associated charge-offs during the period and any valuation allowance at period end;

Mr. Todd K. Schiffman

October 14, 2014

RESPONSE:

The following table is provided in response this comment.

Shore Bancshares, Inc.

TDR Analysis

(Dollars in Thousands)

	12/31/2012	New	Disbursements		Transfers	9/30/2013		12/31/2013	Related
Loan Type	TDR Balance	TDRs	(Payments)	Charge Offs	in/(out)*	Loan Sale	Payoffs	TDR Balance	Allowance
For the year ended December 31, 2013
Accruing TDRs
Construction	$27,335	$95	$228	$(13,557)	$(3,521)	$(7,908)	$(1,052)	$1,620	$1
Residential Real Estate	7,017	10,433	(86)	(632)	(1,755)	(395)		14,582	60
Commercial Real Estate	17,880	1,738	(39)	(2,108)	(410)	(7,162)	(108)	9,791	6
Commercial	121	-	(26)	-	-	-	-	95	-
Consumer	-	-	-	-	-	-	-	-	-
Total	$52,353	$12,266	$77	$(16,297)	$(5,686)	$(15,465)	$(1,160)	$26,088	$67

Nonaccrual TDRs
Construction	$1,448	$-	$(64)	$(639)	$3,521	$(57)	$(648)	$3,561	$3
Residential Real Estate	2,169	258	(90)	(1,253)	1,755	(759)	(196)	1,884	66
Commercial Real Estate	2,970	-	(276)	(866)	410	-	(1,522)	716	38
Commercial	-	-	-	-	-	-	-	-	-
Consumer	27	-	(1)	-	-	-	-	26	-
Total	$6,614	$258	$(431)	$(2,758)	$5,686	$(816)	$(2,366)	$6,187	$107

Total TDRs	$58,967	$12,524	$(354)	$(19,055)	$-	$(16,281)	$(3,526)	$32,275	$174

	12/31/2011	New	Disbursements		Transfers	9/30/2013		12/31/2012	Related
Loan Type	TDR Balance	TDRs	(Payments)	Charge Offs	in/(out)*	Loan Sale	Payoffs	TDR Balance	Allowance
For the year ended December 31, 2012
Accruing TDRs
Construction	$11,781	$16,378	$13	$(171)	$(666)	$-	$-	$27,335	$-
Residential Real Estate	3,792	4,769	(59)	(53)	(1,025)	-	(407)	7,017	-
Commercial Real Estate	9,566	10,456	(16)	(84)	(471)	-	(1,571)	17,880	-
Commercial	69	60	(8)	-	-	-	-	121	-
Consumer	-	-	-	-	-	-	-	-	-
Total	$25,208	$31,663	$(70)	$(308)	$(2,162)	$-	$(1,978)	$52,353	$-

Nonaccrual TDRs
Construction	$758	$919	$5	$(900)	$666	$-	$-	$1,448	$-
Residential Real Estate	6,567	1,499	(28)	(2,428)	1,025	-	(4,466)	2,169	-
Commercial Real Estate	4,609	385	(121)	(1,145)	471	-	(1,229)	2,970	-
Commercial	-	-	-	-	-	-	-	-	-
Consumer	-	28	(1)	-	-	-	-	27	-
Total	$11,934	$2,831	$(145)	$(4,473)	$2,162	$-	$(5,695)	$6,614	$-

Total TDRs	$37,142	$34,494	$(215)	$(4,781)	$-	$-	$(7,673)	$58,967	$-

*All transfers in/(out) were transfers from accruing TDRs to nonaccruing TDRs. The TDR classification didn't change.

•	For all TDRs that accrue interest at the time the loan is restructured, a description of how you determine that the loan has been restructured so as to be reasonably assured of repayment and performance according to the modified terms, and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

Mr. Todd K. Schiffman

October 14, 2014

RESPONSE:

The Company requires a full and comprehensive review of the borrower’s financial condition and capacity for repayment, realistic assessment of collateral values and the assessment of risk entered into in any workout agreement. Current financial information on the borrower, guarantor, and underlying collateral is analyzed to determine if it supports the ultimate collection of principal and interest. For commercial loans, the cash flows are analyzed, both for the underlying project and globally. For consumer loans, updated salary, credit history and cash flow information is obtained. Current market conditions are also considered. Following a full analysis, the determination of the appropriate loan structure is made.

•	A discussion of how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status; and

RESPONSE:

In instances where the loan has been placed on nonaccrual, six consecutive months of timely payments are required prior to returning the loan to accrual status.

•	A roll forward of your TDRs for each period presented that will allow for an understanding of the gross movements within these balances at period end, including asset sales such as that in the quarter ended September 30, 2013 or loans that are otherwise removed from TDR classification. To the extent that restructured loans are removed from TDR classification for reasons other than the aforementioned asset sale, please provide us with an analysis that supports your determination to remove these loans.

Mr. Todd K. Schiffman

October 14, 2014

RESPONSE:

The following table is provided in response this comment.

Shore Bancshares, Inc.

TDR Analysis

(Dollars in Thousands)

	12/31/2012	New	Disbursements		Transfers	9/30/2013		12/31/2013	Related
Loan Type	TDR Balance	TDRs	(Payments)	Charge Offs	in/(out)*	Loan Sale	Payoffs	TDR Balance	Allowance
For the year ended December 31, 2013
Accruing TDRs
Construction	$27,335	$95	$228	$(13,557)	$(3,521)	$(7,908)	$(1,052)	$1,620	$1
Residential Real Estate	7,017	10,433	(86)	(632)	(1,755)	(395)		14,582	60
Commercial Real Estate	17,880	1,738	(39)	(2,108)	(410)	(7,162)	(108)	9,791	6
Commercial	121	-	(26)	-	-	-	-	95	-
Consumer	-	-	-	-	-	-	-	-	-
Total	$52,353	$12,266	$77	$(16,297)	$(5,686)	$(15,465)	$(1,160)	$26,088	$67

Nonaccrual TDRs
Construction	$1,448	$-	$(64)	$(639)	$3,521	$(57)	$(648)	$3,561	$3
Residential Real Estate	2,169	258	(90)	(1,253)	1,755	(759)	(196)	1,884	66
Commercial Real Estate	2,970	-	(276)	(866)	410	-	(1,522)	716	38
Commercial	-	-	-	-	-	-	-	-	-
Consumer	27	-	(1)	-	-	-	-	26	-
Total	$6,614	$258	$(431)	$(2,758)	$5,686	$(816)	$(2,366)	$6,187	$107

Total TDRs	$58,967	$12,524	$(354)	$(19,055)	$-	$(16,281)	$(3,526)	$32,275	$174

	12/31/2011	New	Disbursements		Transfers	9/30/2013		12/31/2012	Related
Loan Type	TDR Balance	TDRs	(Payments)	Charge Offs	in/(out)*	Loan Sale	Payoffs	TDR Balance	Allowance
For the year ended December 31, 2012
Accruing TDRs
Construction	$11,781	$16,378	$13	$(171)	$(666)	$-	$-	$27,335	$-
Residential Real Estate	3,792	4,769	(59)	(53)	(1,025)	-	(407)	7,017	-
Commercial Real Estate	9,566	10,456	(16)	(84)	(471)	-	(1,571)	17,880	-
Commercial	69	60	(8)	-	-	-	-	121	-
Consumer	-	-	-	-	-	-	-	-	-
Total	$25,208	$31,663	$(70)	$(308)	$(2,162)	$-	$(1,978)	$52,353	$-

Nonaccrual TDRs
Construction	$758	$919	$5	$(900)	$666	$-	$-	$1,448	$-
Residential Real Estate	6,567	1,499	(28)	(2,428)	1,025	-	(4,466)	2,169	-
Commercial Real Estate	4,609	385	(121)	(1,145)	471	-	(1,229)	2,970	-
Commercial	-	-	-	-	-	-	-	-	-
Consumer	-	28	(1)	-	-	-	-	27	-
Total	$11,934	$2,831	$(145)	$(4,473)	$2,162	$-	$(5,695)	$6,614	$-

Total TDRs	$37,142	$34,494	$(215)	$(4,781)	$-	$-	$(7,673)	$58,967	$-

*All transfers in/(out) were transfers from accruing TDRs to nonaccruing TDRs. The TDR classification didn't change.

The foregoing responses will be included in future filings.

Mr. Todd K. Schiffman

October 14, 2014

Note 14. Income Taxes, page 74

2.	We note your disclosure on page 75 there was no valuation allowance for deferred tax assets at December 31, 2013 and 2012 as management believes that it is more likely than not that all of the deferred tax assets will be realized because they were supported by the expected generation of a sufficient level of future taxable income from operations and tax planning strategies. We also note your disclosure on page 19 describing your understanding that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence such as recurring net losses in prior periods and an accumulated deficit. Please provide us with a robust analysis detailing both the positive and negative evidence considered, and how each piece of evidence was weighted, to overcome the significant negative evidence, and in particular the fact that you were in a three year cumulative loss position of approximately $33.9 million at December 31, 2013, in determining that there was no valuation allowance necessary as of December 31, 2013.

RESPONSE:

The Company performed a detailed and deliberate analysis about the future realization of all deferred tax assets (“DTA”) as of December 31, 2013. The following summarizes both the qualitative and quantitative analysis performed by the Company:

While the Company reported GAAP losses of $897 thousand and $1.7 million for the years ended December 31, 2011 and 2010, respectively, the Company had consolidated taxable income of $1.8 million and $5.8 million for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2013, the Company had only experienced two consecutive years of losses for tax reporting purposes.

Strategic decisions made by management during 2012 and 2013 had significant accounting implications that negatively affected near term operating results for both GAAP and income tax reporting purposes. During 2013, the Company sold certain assets, comprised predominately of non-performing loans, during the third quarter of 2013 (the “Asset Sale”). This resulted in a loss of approximately $20 million that was reflected through higher provision for credit losses. The decision to enter into the Asset Sale was a strategic decision to reduce troubled assets and to position the Company for a return to profitability in the immediate future. The positive effects of the Asset Sale were evidenced by reported fourth quarter 2013 GAAP pre-tax earnings of $1.8 million. If the Asset Sale had not occurred in 2013, management believes the Company would have reported pre-tax earnings of $3.7 million for the year ended December 31, 2013 but the ongoing negative effects of the maintaining and managing the troubled and often non-performing assets would have continued to exert downward pressure on earnings for future periods.

Another strategic decision affecting 2012 and 2013 included the termination of interest rate caps used to hedge interest rates on money market deposit accounts associated with the Company’s participation in the Promontory Insured Network Deposits Program. This resulted in losses of $1.3 million in both 2013 and 2012. The decision to terminate the interest rate caps had an immediate effect of increasing the net interest margin and improved net interest income by $3.2 million in 2013.

Mr. Todd K. Schiffman

October 14, 2014

In early 2014 and prior to the issuance of the 2013 consolidated financial statements, the Company had taken preliminary steps to raise additional capital through the issuance of additional shares of the Company’s common stock. The proceeds from the capital raise were to be down-streamed to the Company’s subsidiary which was experiencing the greatest concentration of losses, The Talbot Bank of Easton. This additional capital was expected to provide a source of additional earning assets for the subsidiary. The common stock offering closed in May 2014 after successfully raising approximately $31.2 million.

In early 2014, the Company’s Board of Directors also approved a strategic plan that includes, in part, a budget forecast through 2016. Based upon the strategic plan as well as a further forecast through 2018, the federal net operating loss carry forward (“NOLs”) are expected to be fully utilized by 2018.

While weighing both positive and negative evidence in determining the need for a valuation allowance, the Company considered, in part, the following factors:

Positive Factors:

1.	The Company reported taxable income in 2011 and 2010 of $1.8 million and $5.8 million, respectively.
2.	The Company was profitable for three of the four quarters in 2013 on a GAAP basis. The loss experienced in the third quarter of 2013 was solely attributable to the Asset Sale.
3.	The Company was significantly more profitable in the fourth quarter of 2013 after the Asset Sale.
4.	The Company had pre-tax income of approximately $1.4 million for the two months ended February 28, 2014, providing further evidence that the Asset Sale was producing positive results. This trend has continued during 2014 with pretax income of $6.3 million for the eight months ended August 31, 2014.
5.	The Asset Sale was a strategic decision to reduce troubled assets and to position the Company for improved earnings in the future. This is the first and only time the Company has entered into a bulk sale transaction and the Company does not anticipate the need to enter into a similar transaction in the foreseeable future.
6.	The termination of the interest rate caps was not considered a continuing core part of the business operations and will not recur.
7.	The NOLs are expected to be completely utilized by 2018 which is approximately one quarter through their statutory lives of 20 years for federal tax purposes.
8.	The Company has had serious discussions with certain investors about entering into a sales leaseback transaction for some of its branch locations which would result in a $3.2 million taxable gain. The decision to act on this has been deferred; however, it would become a very viable option as a tax planning strategy if there was a risk that the NOLs would expire before they were fully utilized.

Mr. Todd K. Schiffman

October 14, 2014

9.	The Company’s first federal NOL was initially created in 2012, prior to that, the Company had always been profitable on a consolidated basis for at least the last 25 years. Accordingly, the Company has no history of NOLs expiring unused.

Negative Factors:

1.	The local economy of the markets in which the Company conducts business has been showing signs of continued improvement over the past two years. The continued improvement of the local economy, and in particular, real estate values, was a significant factor when considering the need for a valuation allowance. During 2013, the trends continue to be positive, however, if this trend flattens or reverses, there is a potential that this negative evidence could outweigh the prevailing positive factors.
2.	A negative factor considered was the Company’s potential inability to fully execute its Strategic Plan which could result in income performance that would be significantly below expectation. This factor could provide significant negative evidence that the DTAs will not be fully realized. The inability to execute the Company’s strategic plan had not been evidenced prior to filing the 2013 consolidated financial statements with the Commission.

Conclusion:

Based on the aforementioned considerations, the preponderance of positive factors and the mitigation of negative factors, the Company concluded that the predominance of observable positive evidence outweighs the future potential of negative evidence and therefore it is more likely than not that the Company will be able to realize in the future all of the net deferred income taxes.

3.	As a related matter, please expand your disclosures in future filings, beginning with your Form 10-Q for the quarterly period ended September 30, 2014, to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, any additional planned material asset sales or other non-routine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, consider disclosing the minimum annualized rate at which taxable income must increase during the tax NOL carry forward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon in your decision not to establish a valuation allowance against the asset.

Mr. Todd K. Schiffman

October 14, 2014

RESPONSE:

The Company’s disclosures will be expanded in future filings, beginning with the Company’s Form 10-Q for the quarterly period ended September 30, 2014, to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying the Company’s determination that the net asset will be realized.

Exhibits 31.1 and 31.2

4.	We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications to the exact form of the certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the "annual report" rather than referring to only the "report". In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

RESPONSE:

In future filings, the Company will provide the referenced certifications in the exact form as set forth in item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Part II. Signatures

5.	In future filings , please revise the second signature block where the 10-K is signed on behalf of the registrant to include the Principal Executive Officer, as required by General Instruction D(2)(a) of Form 10-K. We note that the person holding this position did sign in this signature block as a director and signed in the first signature block for the company as President and Chief Executive Officer.

RESPONSE:

In future filings, the second signature block where the Form 10-K is signed on behalf of the Company will be revised to include the Principal Executive Officer title.

The Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Todd K. Schiffman

October 14, 2014

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments on the foregoing responses, please do not hesitate to contact me at (202) 469-5269 or kevin.houlihan@hklaw.com.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Kevin M. Houlihan
Kevin M. Houlihan